UNITED STATES                   OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION         OMB Number:      3235-0058
                 Washington, D.C. 20549               Expires:      May 31, 1997
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                                                      hours per response....2.50
                       FORM 12b-25                         SEC FILE NUMBER
                                                               0-15936
              NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                             422 19F 105

(CHECK ONE):     [X] Form 10-K        [ ] Form 20-F        [ ] Form 11-K
                 [ ] Form 10-Q          [ ] Form N-SAR

                      For Period Ended: 2/28/98
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

HEALTH OUTCOMES MANAGEMENT, INC.
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Full Name of Registrant

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Former Name if Applicable

2331 UNIVERSITY AVENUE S.E.
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Address of Principal Executive Office (STREET AND NUMBER)

MINNEAPOLIS, MN  55414
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |  (a)      The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
      |  (b)      The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
      |           thereof, will be filed on or before the fifteenth calendar day
  [X] |           following the prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or portion thereof
      |           will be filed on or before the fifth calendar day following
      |           the prescribed due date; and
      |  (c)      The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The 10-KSB could not be filed on a timely basis due to the Company's recent change of auditors. the new audit firm was engaged on May 4, 1998 as indicated by the Company's 8-K filing dated as such. Due to the newness of the firm and the complexity of issues related to the discontinuation of the Company's retail pharmacy business segment, the Company's new auditors have not yet had ample time to complete the Company's Financial Statements and issue their report. See Accountant's statement attached.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                        SEC 1344
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      JANNA R. SEVERANCE                       612                 347-0367
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                (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                               [X] Yes   [ ] No

      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                 [X] Yes   [ ] No

      --------------------------------------------------------------------------

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The report will contain the one time impact of the discontinuation of the firm's retail pharmacy business. No quantitative estimates of the impact of this item are currently available.

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                        HEALTH OUTCOMES MANAGEMENT, INC.
             -------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date MAY 28, 1998           By          /s/ PETER ZUGSCHWERT
     ------------------       --------------------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need to restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

May 27, 1998

Mr. Peter Zugschwert
Health Outcomes Management, Inc.
2331 University Avenue Southeast
Minneapolis, MN 55414

Dear Mr. Zugschwert:

This letter is to advise you that our audit report relating to the Company's year-end February 28, 1998 financial statement will not be available to file the 10-KSB on a timely basis. The delay in completing the audit is due to our recent appointment as the Company's auditor, certain reporting complexities, including the reclassification of prior financial information for the discontinued operations of your retail pharmacy business, and issues in coordinating timing to obtaining information from the prior auditors.

We sincerely regret the delay in the preparation of the financial statement, but we know that you understand the need for filing complete and accurate information.

Sincerely,


SCHWEITZER RUBIN KARON & BREMER
Certified Public Accountants

Malcolm W. McDermid


MMc/mjd